UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2001

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                    Form 40-F    X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                    No    X

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000, a copy of which has been filed with the Securities and Exchange Commission.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2000	2001	2000

Auction revenues	$16,851	$21,554	$77,321	$77,893
Direct expenses	2,433	3,449	12,185	12,742

	14,418	18,105	65,136	65,151
Expenses:
Depreciation and amortization	2,376	2,100	6,648	5,806
General and administrative	13,887	13,411	42,783	41,450

	16,263	15,511	49,431	47,256

Income (loss) from operations	(1,845)	2,594	15,705	17,895
Other income (expenses):
Interest expense	(1,061)	(858)	(3,093)	(2,514)
Other	345	425	957	1,010

	(716)	(433)	(2,136)	(1,504)

Income (loss) before income taxes	(2,561)	2,161	13,569	16,391
Income taxes:
Current	(1,779)	487	2,523	4,601
Withholding taxes on intercompany dividend	—	—	2,000	—
Future	173	171	588	569

	(1,606)	658	5,111	5,170

Net (loss) income	$(955)	$1,503	$8,458	$11,221

Net (loss) income per share (in accordance with Canadian and United States GAAP):
Basic	$(0.06)	$0.09	$0.50	$0.67

Diluted	$(0.06)	$0.09	$0.50	$0.67

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	September 30,	December 31,
	2001	2000

	unaudited
Assets
Current assets:
Cash and cash equivalents	$56,978	$63,435
Accounts receivable	34,945	10,565
Inventory	26,851	9,175
Advances against auction contracts	1,630	—
Prepaid expenses and deposits	1,720	1,234
Income taxes recoverable	5,131	911
Capital assets available for sale	4,690	7,305

	131,945	92,625
Capital assets (note 3)	158,601	140,621
Funds committed for debt payment (note 4)	6,964	3,250
Goodwill	28,879	30,116
Future income taxes	1,147	1,741

	$327,536	$268,353

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$82,108	$23,556
Accounts payable and accrued liabilities	16,997	28,846
Short-term debt	3,896	2,057
Current bank term loans (note 4)	7,998	7,309

	110,999	61,768
Bank term loans (note 4)	61,926	57,821

	172,925	119,589
Shareholders’ equity
Share capital (note 5)	69,134	69,132
Additional paid-in capital	4,332	4,332
Retained earnings	89,715	81,257
Foreign currency translation adjustment	(8,570)	(5,957)

	154,611	148,764

	$327,536	$268,353

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statement of Shareholders’ Equity

(Expressed in thousands of United States Dollars)
(unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 1999	$69,130	$4,332	$64,052	$(3,119)	$134,395
Net income	—	—	3,609	—	3,609
Foreign currency translation adjustment	—	—	—	(1,233)	(1,233)

Balance, March 31, 2000	69,130	4,332	67,661	(4,352)	136,771
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	6,109	—	6,109
Foreign currency translation adjustment	—	—	—	(633)	(633)

Balance, June 30, 2000	69,131	4,332	73,770	(4,985)	142,248
Net income	—	—	1,503	—	1,503
Foreign currency translation adjustment	—	—	—	(2,091)	(2,091)

Balance, September 30, 2000	69,131	4,332	75,273	(7,076)	141,660
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	5,984	—	5,984
Foreign currency translation adjustment	—	—	—	1,119	1,119

Balance, December 31, 2000	69,132	4,332	81,257	(5,957)	148,764
Net income	—	—	3,062	—	3,062
Foreign currency translation adjustment	—	—	—	(2,752)	(2,752)

Balance, March 31, 2001	69,132	4,332	84,319	(8,709)	149,074
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	6,351	—	6,351
Foreign currency translation adjustment	—	—	—	760	760

Balance, June 30, 2001	69,133	4,332	90,670	(7,949)	156,186
Net proceeds on stock options exercised	1	—	—	—	1
Net loss	—	—	(955)	—	(955)
Foreign currency translation adjustment	—	—	—	(621)	(621)

Balance, September 30, 2001	$69,134	$4,332	$89,715	$(8,570)	$154,611

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2000	2001	2000

Cash provided by (used in)
Operations:
Net income (loss)	$(955)	$1,503	$8,458	$11,221
Items not involving the use of cash
Depreciation	1,963	1,687	5,411	4,568
Amortization of goodwill	413	413	1,237	1,238
Future income taxes	117	189	594	587
Changes in non-cash working capital:
Accounts receivable	10,340	(4,270)	(24,380)	(23,812)
Inventory	(25,146)	(3,452)	(17,676)	(5,314)
Advances against auction contracts	(1,595)	(4,294)	(1,630)	(3,695)
Prepaid expenses and deposits	217	745	(486)	(160)
Auction proceeds payable	(44,485)	38,665	58,552	94,560
Accounts payable and accrued liabilities	(3,777)	(3,528)	(11,849)	(3,516)
Income taxes recoverable	(2,887)	13	(4,220)	(2,882)
Other	(228)	(247)	(238)	(388)

	(66,023)	27,424	13,773	72,407

Financing:
Issuance of share capital	1	—	2	1
Issuance of bank term loans	(136)	—	8,166	15,000
Repayment of bank term loans	(25)	(165)	(2,690)	(1,941)
Short-term debt	1,397	4,581	1,839	133
Funds committed for debt repayment	—	—	(3,714)	(3,250)

	1,237	4,416	3,603	9,943

Investments:
Capital asset additions, net	(8,979)	(12,267)	(23,833)	(35,485)

Increase in cash and cash equivalents	(73,765)	19,573	(6,457)	46,865
Cash and cash equivalents, beginning of period	130,743	83,213	63,435	55,921

Cash and cash equivalents, end of period	$56,978	$102,786	$56,978	$102,786

Supplemental disclosure of cash flow information
Interest paid	$1,446	$1,053	$4,175	$2,934
Income taxes paid	$1,183	$491	$8,737	$7,493

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2001
(Information as at September 30, 2001 and for the three-month and nine-month periods ended September 30, 2001 and 2000 is unaudited)

1.   Significant accounting policies:

(a) Basis of presentation:

      These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”).

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences between Canadian and United States generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the December 31, 2000 audited consolidated financial statements. Except as indicated in note 2, the accounting policies applied by the Company in these interim financial statements are consistent with those applied in the December 31, 2000 annual consolidated financial statements.

(b) Comparative figures:

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

      Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results to be expected for other interim periods or the full year.

2.   Change in accounting policy:

      Effective January 1, 2001 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3500 regarding earnings per share. The new standard requires the use of the treasury stock method instead of the current imputed earnings approach to calculate diluted earnings per share. This change was given retroactive application resulting in an increase of diluted net income per share, for the nine-month period ended September 30, 2000, to $0.67 from $0.66. Diluted net income per share for the three-month period ended September 30, 2000 is unchanged from that previously reported.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2001
(Information as at September 30, 2001 and for the three-month and nine-month periods ended September 30, 2001 and 2000 is unaudited)

3.   Capital assets

      Capital assets at September 30, 2001 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Land and buildings under development	$17,891	$—	$17,891
Land and improvements	64,487	1,954	62,533
Buildings	71,109	6,908	64,201
Automotive equipment	8,549	2,963	5,586
Computer equipment	3,334	1,767	1,567
Computer software	2,718	1,135	1,583
Yard equipment	4,667	2,164	2,503
Office equipment	3,940	1,846	2,094
Leasehold improvements	928	285	643

	$177,623	$19,022	$158,601

      Capital assets at December 31, 2000 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Land and buildings under development	$13,854	$—	$13,854
Land and improvements	62,291	1,755	60,536
Buildings	58,639	5,011	53,628
Automotive equipment	7,821	2,839	4,982
Computer equipment	2,942	1,531	1,411
Computer software	2,261	621	1,640
Yard equipment	4,317	1,802	2,515
Office equipment	3,421	1,685	1,736
Leasehold improvements	520	201	319

	$156,066	$15,445	$140,621

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2001
(Information as at September 30, 2001 and for the three-month and nine-month periods ended September 30, 2001 and 2000 is unaudited)

4.	Bank term loans:

	September 30,	December 31,
	2001	2000

Term loan, unsecured, with $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	$31,500	$33,250
Term loan, unsecured, of CAD $10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	6,332	6,669
Term loan, unsecured, of CAD $5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	3,166	—
Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,750	5,000
Term loan, unsecured, of $5 million bearing interest at 7.35%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	5,000	5,000
Term loan, unsecured of $5 million bearing interest at 7.0% due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund) with the final payment occurring in 2006	5,000	—
Term loan of AUD $2.7 million, secured by deeds of trust on specific property, with $1.7 million bearing interest at 6.5% and $1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD $75,000, including interest, with final payment occurring in 2010	1,057	1,321
Term loan of NLG 9.6 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of NLG 125,000 including interest, with the final payment occurring in 2013	3,619	3,890

	69,924	65,130
Current portion	7,998	7,309

	$61,926	$57,821

Fund committed for debt payment	$6,964	$3,250

	$54,962	$54,571

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2001
(Information as at September 30, 2001 and for the three-month and nine-month periods ended September 30, 2001 and 2000 is unaudited)

5.	Share capital:

(a)	Shares issued

Issued and outstanding, December 31, 2000	16,748,563
For cash, pursuant to stock options exercised	17,200

Issued and outstanding, September 30, 2001	16,765,763

(b)	Options

	Number of
	Options	Exercise Price

Outstanding, December 31, 2000	241,636	$0.10 - 38.625
Granted	147,750	23.350
Exercised	(17,200)	0.10

Outstanding, September 30, 2001	372,186	$0.10 - 38.625

      The options outstanding at September 30, 2001 expire from dates ranging to January 31, 2011.

(c)	Net income per share

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net income per share, nine months ending September 30, 2001	$8,458,000	16,759,653	$0.50
Effect of dilutive securities
Stock options	—	103,886	—

Diluted net income per share, nine months ending September 30, 2001	$8,458,000	16,863,539	$0.50

      As at September 30, 2001, the Company had 138,000 stock options outstanding with exercise prices ranging from $26.12 to $38.62 which were not included in this computation of diluted net income per share because the options’ exercise price was greater than the average market price of the Company’s shares for the nine-month period ended September 30, 2001.

(d)	Warrants

Outstanding, December 31, 2000	400,000
Outstanding, September 30, 2001	NIL

      The warrants expired on April 1, 2001.

6.	Other:

          Consolidated statements of comprehensive net income

	Nine months ended
	September 30,

	2001	2000

Net income	$8,458	$11,221
Other comprehensive income adjustments
Foreign currency translation	(2,613)	(3,957)

Comprehensive net income in accordance with United States GAAP	$5,845	$7,264

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the nine-month and three-month periods ended September 30, 2001 compared to the nine-month and three-month periods ended September 30, 2000. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company’s Annual Report and Report on Form 40-F for the year ended December 31, 2000. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between Canadian and United States generally accepted accounting principles. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment. At September 30, 2001, the Company operated from over 80 locations in North, Central and South America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business. Beginning in 2002, auction revenue will include a handling fee equal to 10% of the auction selling price on all lots sold for 2,500 (auction sale currency) or less.

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

      During the first quarter of 2001, the Company held its largest auction sale ever conducted in North America at Ocala, Florida generating gross auction sales of more than $52 million. The Company also opened a new permanent auction site in North East Maryland, replacing an existing regional auction unit.

      During the third quarter of 2001, the Company’s rbauctionBid-Live technology was rolled out allowing qualified bidders to participate over the internet in certain auctions, live and in real-time. The Company also opened its new corporate head office in Richmond, British Columbia, Canada.

      Due to the tragic events of September 11, 2001, the Company postponed until the fourth quarter, three auctions that had been scheduled to take place during the second week of September.

Results of Operations

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

Auction Revenues

      Auction revenues of $77.3 million for the nine months ended September 30, 2001 decreased by $0.6 million, or 0.7%, from the comparable period in 2000 due to lower gross auction sales. The impact of the lower gross auction sales was partially offset by a higher average auction revenue rate. Gross auction sales of $843.0 million for the nine months ended September 30, 2001 decreased $31.8 million or 3.6% from the comparable period in the prior year due in part to the postponement until the fourth quarter of three auction sales resulting in decreased gross auction sales in the United States. This decrease was partially offset by increased gross auction sales in Canada and the United Arab Emirates and general growth of the Company’s business. Results for 2001 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. In the first nine months of 2001 the auction revenue rate of 9.17% was higher than the long-term average and higher than the 8.90% rate experienced in the comparable period of 2000. Auction revenues as a percentage of gross auction sales have averaged approximately 8.8% on a long-term basis. The Company’s expectations with respect to the long-term average auction revenue rate remain unchanged. Beginning in 2002, auction revenue will include a handling fee equal to 10% of the auction selling price on all lots sold for 2,500 (auction sale currency) or less. The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and value of lots sold during that period. The Company believes that the impact of this fee on auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $12.2 million for the nine months ended September 30, 2001 decreased by $0.6 million compared to the nine months ended September 30, 2000 due to decreased auction activity generated by the company in the 2001 period. As a percentage of gross auction sales, direct expenses were 1.45% for the nine months ending September 30, 2001, consistent with the 1.46% experienced in the first nine months of 2000. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average in the range of 1.5% over the course of a full year.

Depreciation and Amortization Expense

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over

20 years, the $33.0 million of goodwill recorded as a result of a business acquisition in 1999. In the nine-month period ended September 30, 2001, depreciation and amortization expense was $6.6 million, compared to $5.8 million in the comparable 2000 period. This increase is primarily the result of the depreciation of new facilities constructed and placed in service over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. However, goodwill amortization will cease effective January 1, 2002. See “Recent Accounting Pronouncements” below.

General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the nine months ended September 30, 2001, the Company incurred G&A of $42.8 million, as compared to $41.5 million for the comparable nine-month period in 2000. This increase is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, as well as costs related to the operation of new permanent auction sites.

Income from Operations

      Income from operations was $15.7 million in the nine months ended September 30, 2001 compared to $17.9 million in 2000. The decrease is primarily the result of decreased auction revenues in the first nine months of 2001.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the nine months ended September 30, 2001 was $3.1 million, compared to $2.5 million incurred in the nine months ended September 30, 2000. The increase resulted primarily from debt incurred to finance the development of additional facilities. During the period, the Company capitalized $1.3 million (2000 — $0.7) of interest related to properties under development during the period. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites. See “— Overview” and “Liquidity and Capital Resources.”

Other Income

      Other income arises primarily from equipment appraisals performed by the Company offset by related expenses, and other miscellaneous sources. Other income for the nine months ended September 30, 2001 of $1.0 million was unchanged from the comparable 2000 period.

Income Taxes

      Income taxes of $5.1 million for the nine months ended September 30, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 37.7% is higher than the 31.5% rate the Company experienced in the comparable 2000 period due to a charge of $2.0 million for withholding taxes paid on an intercompany dividend. Such a charge had not previously been incurred by the Company, nor is such a charge expected to be incurred in the foreseeable future. Excluding this charge, the effective tax rate was 22.9%, lower than the rate experienced by the Company in the comparable 2000 period, due to the different jurisdictions in which the Company operates and earns its income.

Results of Operations

Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000

Auction Revenues

      Auction revenues of $16.9 million for the three months ended September 30, 2001 decreased by $4.7 million, or 21.8%, from the comparable period in 2000 due to decreased gross auction sales partially offset by a higher average auction revenue rate. Gross auction sales of $179.3 million for the three months ended September 30, 2001 decreased $52.3 million, or 22.6%, from the comparable period in the prior year, primarily as a result of the postponement until the fourth quarter of certain auction sales resulting in decreased gross auction sales in the United States. Results for the third quarter of 2001 included a significant auction in Fort Worth, Texas. Auction revenues as a percentage of gross auction sales were 9.40% in the three months ended September 30, 2001 compared to 9.31% in the comparable 2000 period and a long-term average of 8.8%. Beginning in 2002, auction revenue will include a handling fee equal to 10% of the auction selling price on all lots sold for 2,500 (auction sale currency) or less. The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and value of lots sold during that period. The Company believes that the impact of this fee on its auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales in future periods, depending on the quantity and value of lots sold in such periods.

Direct Expenses

      Direct expenses of $2.4 million for the three months ended September 30, 2001 decreased by $1.0 million compared to the comparable 2000 period. As a percentage of gross auction sales, direct expenses were 1.36% for the three months ending September 30, 2001, lower than the 1.49% experienced during the 2000 period. Direct expenses are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average in the range of 1.5%

Depreciation and Amortization Expense

      In the three-month period ended September 30, 2001, depreciation and amortization expense was $2.4 million, compared to $2.1 million in the comparable 2000 period. This increase is primarily the result of the depreciation of new facilities constructed and placed in service over the past year.

General and Administrative Expense

      For the three months ended September 30, 2001, the Company incurred G&A of $13.9 million, as compared to $13.4 million for the comparable three-month period in 2000. This increase in expenses is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, as well as costs related to the operation of new permanent auction sites.

Income (Loss) from Operations

      Loss from operations was $1.8 million in the three months ended September 30, 2001 compared to income from operations of $2.6 million in 2000. The decrease is primarily the result of decreased gross auction sales due in part to the postponement until the fourth quarter of certain auction sales.

Interest Expense

      Interest expense for the three months ended September 30, 2001 was $1.1 million, compared to $0.9 million incurred in the three months ended September 30, 2000. The increase resulted primarily from increased debt incurred over the past year to finance the development of additional facilities. This increase was partially offset by the capitalization of $0.5 million (2000 — $0.2) of interest related to properties under development during the period.

Other Income

      Other income of $0.3 million for the three months ended September 30, 2001 decreased from $0.4 million for the comparable 2000 period.

Income Taxes

      Income taxes recoverable of $1.6 million for the three months ended September 30, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At September 30, 2001, working capital including cash was $20.9 million, which is within the Company’s current target range for working capital, compared to $30.9 million at December 31, 2000.

      Net capital expenditures by the Company during the nine months ended September 30, 2001 were $23.8 million as compared to $35.5 million for the nine months ended September 30, 2000. In the 2001 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $96.2 million and to credit lines for funding property acquisitions of approximately $90.3 million. At September 30, 2001, bank debt relating to operations totaled $3.9 million, and bank debt related to property acquisitions and a business acquisition totaled $69.9 million, leaving net credit lines of $92.3 million available for operations and $20.3 million available for property acquisitions. See “— Overview”.

Recent Accounting Pronouncements

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have announced new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill, will cease amortizing goodwill commencing January 1, 2002. Instead the carrying value of goodwill will be subject to a regular test for impairment. Amortization expense on goodwill recognized to September 30, 2001 is set out on the consolidated statements of income. The Company is currently assessing the other implications to its consolidated financial statements of these standards.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of lots sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual report for 2000 filed on Form 40-F on March 23, 2001. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Number	Description

*3.1	Articles of Amalgamation, as amended
*3.2	By-laws
*4.1	Form of common share certificate
4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)
4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)
*10.1	1997 Stock Option Plan, as amended
*10.2	Form of Indemnity Agreement for directors and officers
**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties
**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association.

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date November 9, 2001	By /s/ ROBERT S. ARMSTRONG Robert S. Armstrong, Corporate Secretary